EX-1.18 19 exhibit1-18.htm EXHIBIT 1.18

BRITISH COLUMBIA
ALBERTA
ONTARIO
QUEBEC

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

August 08, 2017

Item 3.	News Release

A news release issued on August 08, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. (the “Company” or “Aurora”) Expands Leadership Team, Appointing New Vice Presidents and Officers

Full Description of Material Change

Aurora Cannabis Inc. is pleased to announce that Nilda Rivera, Nick Whitehead, Dieter MacPherson and Debra Wilson have been appointed as Vice Presidents and Officers of the Company.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Corporate Secretary
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED August 08, 2017.

August 08, 2017	TSX: ACB

Aurora Cannabis Expands Leadership Team, Appointing New Vice Presidents and Officers

VANCOUVER, August 8, 2017 - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to announce that Nilda Rivera, Nick Whitehead, Dieter MacPherson and Debra Wilson have been appointed as Vice Presidents and Officers of the Company.

Nilda Rivera, who has served as Aurora’s Controller and Corporate Secretary since August, 2015, has been promoted to Vice President Finance, reporting to the CFO. Ms. Rivera has more than 20 years of experience in accounting, financial reporting and corporate governance with public companies. As Vice President, Finance, she will be a strategic leader for the Company and be involved in directing operations related to global manufacturing controllership, shared services transaction processing, and corporate accounting.

Nick Whitehead, who joined Aurora in January, 2016 as Manager of Public Affairs, has been promoted to Vice President Market Development. Mr. Whitehead, who has been an integral part of the Company’s business development team, has established and managed relationships with Aurora’s extensive physician referral network, developed supply/demand tracking tools, in addition to performing due diligence and business analysis for Aurora’s acquisitions and other strategic transactions. Prior to joining Aurora, he was Director of Organizing for Sensible BC, a non-profit political advocacy campaign dedicated to cannabis law reform. In his new role, reporting to the CEO, he will be responsible for planning, strategic development and delivery for the pending Canadian adult consumer market.

Dieter MacPherson has been promoted to Vice President Production. Mr. MacPherson has approximately 10 years of experience as an advocate for sensible regulations and fair access to medical cannabis, working with one of Canada’s oldest compassion clubs, contributing to the development of municipal regulations while with the Canadian Association of Medical Cannabis Dispensaries (CAMCD), and presenting and speaking across the country on the evolution of cannabis policy and regulation. Since joining the Company in February, 2017 as Manager of Production, Mr. MacPherson has been responsible for planning, development and implementation of processes and procedures to increase productivity, create efficiencies and improve profitability. He has overseen a consistent enhancement in crop yields and overall production, while also playing a key role in facility design and workflow for Aurora Sky and the Company’s Pointe-Claire, Quebec production facility. As Vice President Production, he will be responsible for strategic development and direct management for all Aurora cannabis production facilities. Reporting to the COO, Mr. MacPherson will have the General Managers of each production facility as direct reports.

Debra Wilson has also been appointed as an Officer of the Company, further to her appointment as Vice President Human Resources, as previously announced on June 29, 2017.

“I am delighted that Aurora continues to attract and develop top management talent, building the team we need to execute on our aggressive domestic and international expansion strategy,” said Terry Booth, CEO. “We have a large number of key initiatives underway, and it is vital that we execute on these with discipline and speed. The addition of Nilda, Nick, Dieter and Debra to our executive team gives us the strength and scope of leadership to achieve our objectives across all functions, and to continue building the world’s most agile, innovative and successful cannabis company.”

Stock Options Granted to Officers

Aurora also announced the grant of an aggregate of 1,000,000 options to purchase common stock to Officers of the Company. The options have an exercise price of $2.39 per share, and expire August 8, 2022. The options will vest evenly on a quarterly basis over 36 months.

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, and is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of, a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island. In addition, the company is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, as well as owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union ("EU"), based in Germany. Aurora’s common shares trade on TSX under the symbol “ACB”.

On behalf of the Board of Directors,
AURORA CANNABIS INC.
Terry Booth, CEO

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Further information:

For Aurora Cannabis Inc.

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expresslydisclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.